July 16, 2009

Board of Directors
China INSOnline Corp.
Room 42, 4F, New Henry House
10 Ice House Street
Central, Hong Kong

Ladies and Gentlemen:

I hereby tender my resignation as a member of the board of directors of China INSOnline Corp. (the “Company”) effective immediately.

I have resigned because you have failed, throughout my tenure as a director, to communicate with me and supply me with the documents necessary to function as an effective member of the Board of Directors.

Edith Kam Ying Ho